

Mail Stop 3233

January 15, 2016

Via E-mail
Wenbin Chen
Chief Executive Officer
Yintech Investment Holdings Limited
12th Floor, Block B, Zhenhua Enterprise Plaza
No. 3261 Dongfang Road, Pudon District
Shanghai, 200125
People's Republic of China

> **Re:** **Yintech Investment Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted December 21, 2015**
> **CIK No. 0001661125**

Dear Mr. Chen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please advise us as to whether the transactions in which you act as counterparty to your customers could be characterized as "swaps" as such term is defined under Title VII of Dodd-Frank Wall Street Reform and Consumer Protection Act ("Title VII"), and if so, whether that would make Title VII applicable to such transactions and your company. In responding to this comment, please address the extent to which U.S. persons may be customers and enter into such transactions.

Risk Factors, page 13

4. On page 122 you state that your directors are not subject to a term of office and hold office until they are removed by ordinary resolution or the unanimous written resolution of shareholders. Please tell us what consideration you gave to including risk factor disclosure regarding the difficulty of shareholders to remove a director based on unanimous written resolution.

5. Please add risk factor disclosure to discuss any risks associated with your management's lack of experience in running a public company, to the extent applicable.

We operate on exchanges, which provide trading platform and set trading model and rules, and any change in such trading model or rules . . ., page 14

6. You state that in 2015 some exchanges lowered the maximum leverage ratio for certain commodities. As a result, you expect that your commissions will be lower. Please identify the exchanges and quantify the impact on your operations.

We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries' ability to distribute profits to us . . . , page 23

7. You state that the company requested your ultimate beneficial owners make the necessary applications under applicable SAFE Circular 37 and that your ultimate beneficial owners were informed by local SAFE that their application would not be accepted in practice due to the previous nominee shareholder arrangements. Please elaborate on how this impacts your company or presents a risk to investors. For example, clearly state if your PRC subsidiaries are prohibited from distributing their profits and dividends to the registrant. You also state that your ultimate beneficial owners have undertaken to complete such registration when it is possible for the local SAFE to accept such registration applications. Please provide additional detail as to the anticipated timeframe when local SAFE would accept such registration.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties, page 26

8. Please quantify, to the extent possible, the amount of potential late fees, fines, and penalties referenced in this risk factor.

Special Note Regarding Forward-Looking Statements and Industry Data, page 40

9. We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You also state that investors are cautioned not to give undue weight to these estimates. Please revise to eliminate any implication that investors are not entitled to rely on the information included in the prospectus. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include.

Use of Proceeds, page 41

10. To the extent known, please provide more detail regarding the plans for which the net proceeds in this offering are intended to be used. In addition, please disclose the estimated net amount of the proceeds broken down into each principal intended use. We note that you anticipate using net proceeds to explore acquisition opportunities. Please also give a brief description of the types of opportunities you intend to explore. See Item 3.C of Form 20-F.

History and Corporate Structure, page 49

11. We note your disclosure that you have established a number of subsidiaries in the PRC to provide technical and other support for your online spot commodity trading business. Please clarify whether these entities also provide services to unaffiliated entities.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Income Tax, page 61

12. We note that EIT Law treats enterprises established outside of China that have "de facto management bodies" located in China as a PRC resident enterprise for tax purposes, and that determination appears to be based on control. We also note that you do not believe that you or your Hong Kong subsidiaries are PRC resident enterprises. Please explain to how you came to this conclusion and how control under the referenced EIT Law differs from control under US GAAP.

Holding Company Structure, page 74

13. Please expand your disclosure to discuss the following items:
    - How cash is transferred to the PRC subsidiaries, and conversely, how earnings and cash are transferred from the PRC subsidiaries to offshore companies;

- The amount of your statutory reserves and whether the maximum reserve amount has been reached;
- The amount of retained earnings under PRC GAAP.

Our Strategy, page 89

14. We note that you plan to expand your product offerings to include "exotic trading products such as collectible items." Please expand to more precisely explain the nature of the products you seek to offer.

Terms of Directors and Officers, page 122

15. In this section you state that directors hold office until they are removed by ordinary resolution or the unanimous written resolution of all shareholders. On page 137, you state that directors are subject to retirement by rotation and can be removed by special resolution. Please revise to ensure consistency.

Trading Related Risks, page 101

16. On page 55 you state that you have no access to your customers' trading funds. As such, it is unclear how you monitor your customers' equity levels. Please revise to clarify.

17. We understand that the counterparty to your risk and return transfer arrangement will maintain a bank account with minimum levels of funding pursuant to an execution and guarantee agreement. You state that the fund shall maintain a net asset value of not less than 100% of the aggregate minimum deposits you need to place with the two exchanges. Please revise to elaborate how this amount relates to amount payable under the risk and return transfer agreement.

Employment Agreements, page 122

18. Please disclose the term of your employment agreements with executive officers or advise. See Item 6.C of Form 20-F.

Share Incentive Plans, page 123

19. Please revise the table on page 126 to disclose the amount of securities covered by the options and RSUs. See Item 6.B. of Form 20-F.

Description of Share Capital, page 131

20. We understand that this discussion is based on your proposed amended and restated memorandum and articles of association, assuming that you obtain the requisite shareholder approval upon closing of this offering. Please confirm if you intend to refer

to approval by your existing shareholders prior to issuance of shares in connection with this offering.

Reserved Share Program, page 159

21. You state that the reserved share program will be offered to employees, directors and other persons associated with us who have expressed an interest in purchasing the ADSs. Please expand your disclosure to describe with more specificity the nature of the association between you and the individuals to whom shares will be offered under this program.

Exhibits

22. It appears that information is redacted from exhibits 10.5, 10.9, 10.10, and 10.11. The exhibits and exhibit index, however, do not indicate that you are seeking confidential treatment for this information. Please file complete unredacted copies of these exhibits or submit a confidential treatment request as contemplated by Securities Act Rule 406.

23. We note that the exhibit list includes numerous "form of" agreements or other documents. Please file final versions of all required exhibits as promptly as possible, and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Combined Financial Statements

Revenue Recognition, page F-11

24. We note that you recognize commissions and fees and trading gains/(losses) on a trade-date basis. Please tell us the accounting guidance upon which you relied and how you determined you are under the scope of such guidance.

25. Please explain the accounting process for a spot commodity contract transaction from the initiation of the transaction through the point when you have no further obligations under the arrangement/transaction.

Note 11. Derivatives, page F-19

26. Please tell us how you determined that the spot commodity contracts the Group enters into with the special member of the Exchanges do not qualify for hedge accounting under ASC 815.

Note 16. Commissions and fees, page F-23

27. Please tell us the timing of recognition of, and how you measure, the cash rebates and how you considered ASC 605-50.

Wenbin Chen
Yintech Investment Holdings Limited
January 15, 2016
Page 6

Note 7. Derivatives, page F-43

28. We note your disclosure on page F-43 and 102 relating to your risk and return transfer agreements with Pan Hou Wei Ran — PHC Commodity Equity Interest Swap Fund No.1. Please tell us the accounting guidance upon which you relied in determining that you have been released from your primary obligation as counterparty to your customers' trades.

29. We note that the fund, which was set up exclusively for this arrangement, has placed capital in a bank account that is under joint administration of the fund and you, and the fund cannot withdraw or make transfer from the bank account without your approval. Please tell us how you evaluated the fund under the variable interest guidance in ASC 810-10-25.

30. Please provide to us additional details of the components of the net asset value of the fund and tell us the consideration given to including the financial statements of the fund to reasonably inform investors about your exposure to the referenced fund.

    You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel L. Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

                                        Sincerely,

                                        /s/ Kim McManus

                                        Kim McManus
                                        Senior Attorney
                                        Office of Real Estate and
                                        Commodities

cc: Li He, Esq. (*via E-mail*)
        Davis Polk & Wardwell LLP